UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended June 30, 2011

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the three months ended June 30, 2011.

1.	Quarterly Report of Textainer Group Holdings Limited for the Three Months Ended June 30, 2011 101.INS XBRL Instance Document

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended June 30, 2011

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures and application of significant accounting policies, as well as assumptions and estimates relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “expect,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue,” “future” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) future debt repayment amounts and timing, (ii) factors that are likely to continue to affect our performance, (iii) our belief that our liquidity has not been materially impacted by the current credit environment and (iv) our belief that, assuming that our lenders remain solvent, our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information — Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2011 (our “2010 Form 20-F”), and any risks described in Item 4. “Risk Factors” set forth in this Quarterly Report on Form 6-K.

We believe that it is important to communicate our expectations about the future to existing and potential investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information — Risk Factors” included in our 2010 Form 20-F, as well as any cautionary language and risk factors in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events or risks described in Item 3, “Key Information — Risk Factors” included in our 2010 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for container purchases and orders, sources and availability of financing, and future operating performance involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, any forward-looking statements with regard to our present expectations for operating results and cash flows involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information — Risk Factors” included in our 2010 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present expectations. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on

Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and any documents that we reference and/or have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our significant accounting policies as described in Item 18, “Financial Statements” included in our 2010 Form 20-F.

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2011 and December 31, 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2011	2010

Assets
Current assets:
Cash and cash equivalents	$77,162	$57,081
Accounts receivable, net of allowance for doubtful accounts of $9,281 and $8,653 in 2011 and 2010, respectively	79,639	63,511
Net investment in direct financing and sales-type leases	23,094	19,117
Trading containers	2,956	404
Containers held for sale	2,030	2,883
Prepaid expenses	11,448	8,603
Deferred taxes	1,896	1,895
Due from affiliates, net	5	—

Total current assets	198,230	153,494
Restricted cash	35,941	15,034
Containers, net of accumulated depreciation of $354,961 and $ 361,791 at 2011 and 2010, respectively	1,833,678	1,437,259
Net investment in direct financing and sales-type leases	74,886	72,224
Fixed assets, net of accumulated depreciation of $9,186 and $ 8,820 at 2011 and 2010, respectively	1,885	1,804
Intangible assets, net of accumulated amortization of $30,679 and $ 27,441 at 2011 and 2010, respectively	49,438	60,122
Interest rate swaps	344	1,320
Other assets	8,620	5,950

Total assets	$2,203,022	$1,747,207

Liabilities and Equity
Current liabilities:
Accounts payable	$5,558	$6,296
Accrued expenses	9,568	11,988
Container contracts payable	154,237	98,731
Deferred revenue	8,408	6,855
Due to owners, net	13,975	17,545
Bonds payable	91,500	51,500

Total current liabilities	283,246	192,915
Revolving credit facility	201,000	104,000
Secured debt facility	540,372	558,127
Bonds payable	509,904	175,570
Deferred revenue	1,598	2,994
Interest rate swaps	14,847	13,581
Income tax payable	23,441	20,821
Deferred taxes	8,089	8,632

Total liabilities	1,582,497	1,076,640

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 48,921,943 and 48,318,058 at 2011 and 2010, respectively	489	483
Additional paid-in capital	158,504	181,602
Accumulated other comprehensive income (loss)	69	(52)
Retained earnings	461,463	401,849

Total Textainer Group Holdings Limited shareholders’ equity	620,525	583,882
Noncontrolling interest	—	86,685

Total equity	620,525	670,567

Total liabilities and equity	$2,203,022	$1,747,207

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three and six months ended June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Revenues:
Lease rental income	$83,049	$56,741	$155,408	$106,322
Management fees	7,615	6,897	15,299	13,305
Trading container sales proceeds	5,655	3,618	10,420	7,635
Gains on sale of containers, net	9,417	7,376	15,811	16,990

Total revenues	105,736	74,632	196,938	144,252

Operating expenses:
Direct container expense	4,315	7,965	8,273	17,341
Cost of trading containers sold	5,024	2,919	9,190	6,081
Depreciation expense	24,001	13,188	42,867	26,031
Amortization expense	1,574	1,575	3,332	3,152
General and administrative expense	6,043	5,601	12,241	10,949
Short-term incentive compensation expense	1,494	1,350	2,453	2,116
Long-term incentive compensation expense	1,372	1,063	3,108	3,138
Bad debt expense (recovery), net	408	(205)	544	(481)
Gain on sale of containers to noncontrolling interest	(19,773)	—	(19,773)	—

Total operating expenses, net	24,458	33,456	62,235	68,327

Income from operations	81,278	41,176	134,703	75,925

Other income (expense):
Interest expense	(9,011)	(2,781)	(16,534)	(5,435)
Interest income	7	3	14	6
Realized losses on interest rate swaps and caps, net	(2,765)	(2,354)	(5,407)	(5,107)
Unrealized losses on interest rate swaps, net	(4,453)	(4,728)	(2,242)	(6,328)
Other, net	(79)	(279)	(130)	(337)

Other expense, net	(16,301)	(10,139)	(24,299)	(17,201)

Income before income tax and noncontrolling interest	64,977	31,037	110,404	58,724
Income tax expense	(3,766)	(2,654)	(6,380)	(3,268)

Net income	61,211	28,383	104,024	55,456
Less: Net income attributable to the noncontrolling interest	(9,514)	(3,306)	(15,137)	(6,140)

Net income attributable to Textainer Group Holdings Limited common shareholders	$51,697	$25,077	$88,887	$49,316

Net income attributable to Textainer Group Holdings Limited common shareholders
Basic	$1.06	$0.52	$1.82	$1.03
Diluted	$1.03	$0.51	$1.78	$1.01
Weighted average shares outstanding (in thousands):
Basic	48,899	48,067	48,780	48,050
Diluted	49,975	49,157	49,855	49,036

See accompanying notes to condensed consolidated financial statements

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six months ended June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended
	June 30,
	2011	2010
Cash flows from operating activities:
Net income	$104,024	$55,456

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	42,867	26,031
Bad debt expense (recovery), net	544	(481)
Unrealized losses on interest rate swaps, net	2,242	6,328
Amortization of debt issuance costs	3,679	1,019
Amortization of intangible assets	3,332	3,152
Amortization of acquired net (below) above-market leases	(294)	283
Amortization of deferred revenue	(3,907)	(3,573)
Amortization of unearned income on direct financing and sales-type leases	(4,551)	(4,121)
Gains on sale of containers, net	(15,811)	(16,990)
Gain on sale of containers to noncontrolling interest	(19,773)	—
Share-based compensation expense	3,261	3,261
Changes in operating assets and liabilities	(19,619)	2,925

Total adjustments	(8,030)	17,834

Net cash provided by operating activities	95,994	73,290

Cash flows from investing activities:
Purchase of containers and fixed assets	(527,085)	(61,766)
Payment for Textainer Marine Containers Ltd. capital restructuring, net of cash acquired	(3,786)	—
Proceeds from sale of containers and fixed assets	35,410	32,635
Receipt of principal payments on direct financing and sales-type leases	14,973	27,625

Net cash used in investing activities	(480,488)	(1,506)

Cash flows from financing activities:
Proceeds from revolving credit facility	137,000	29,000
Principal payments on revolving credit facility	(40,000)	(24,000)
Proceeds from secured debt facility	336,000	47,000
Principal payments on secured debt facility	(353,803)	(56,000)
Proceeds from bonds payable	400,000	—
Principal payments on bonds payable	(25,750)	(25,750)
Increase in restricted cash	(20,907)	(7,133)
Debt issuance costs	(7,472)	(11,672)
Issuance of common shares upon exercise of share options	5,626	1,728
Excess tax benefit from share-based compensation awards	3,034	—
Dividends paid	(29,273)	(22,568)

Net cash provided by (used in) financing activities	404,455	(69,395)

Effect of exchange rate changes	120	(62)

Net increase in cash and cash equivalents	20,081	2,327
Cash and cash equivalents, beginning of the year	57,081	56,819

Cash and cash equivalents, end of period	$77,162	$59,146

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six months ended June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended
	June 30,
	2011	2010
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest and realized losses on interest rate swaps and caps, net	$17,739	$9,872
Net income taxes paid	$99	$232
Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$55,506	$44,416
Containers placed in direct financing and sales-type leases	$24,758	$20,247
Intangible assets relinquished for container purchases	$7,646	$—
Contribution of nonmonetary assets for Textainer Marine Containers Ltd. capital restructuring:
Net investment in direct financing and sales-type leases	$8,896	$—
Containers, net	$124,153	$—

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: container ownership, container management and container resale (see Note 9 “Segment Information”).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on March 18, 2011.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s consolidated financial position as of June 30, 2011, and the Company’s consolidated results of operations for the three and six months ended June 30, 2011 and 2010 and the consolidated cash flows for the six months ended June 30, 2011 and 2010. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2011.

(b)	Principles of Consolidation

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 10 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in the United States, Canada, Bermuda, Singapore, the United Kingdom, the Netherlands and Malaysia. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets are reduced to their fair value.

The changes in the carrying amount of intangible assets during the six months ended June 30, 2011 are as follows:

Balance as of December 31, 2010	$60,122
Reduction arising from the relinquishment of management rights from the purchase of containers	(7,646)
Amortization of step acquisition adjustment related to leasecontracts (1)	294
Amortization expense	(3,332)

Balance as of June 30, 2011	$49,438

(1)	Represents amortization of a step acquisition adjustment related to the Company’s wholly owned subsidiary, Textainer Limited (“TL”) purchase of 3,000 additional Class A shares of Textainer Marine Containers Limited (“TMCL”) on November 1, 2007. The adjustment was recorded to increase the balance of the lease contracts to an amount that equaled the fair market value of the lease contracts on the date of acquisition and the related amortization is included in lease rental income in the accompanying condensed consolidated statements of income.

The following is a schedule, by year, of future amortization of intangible assets as of June 30, 2011: Twelve months ending June 30:

2012	$5,827
2013	6,179
2014	6,282
2015	6,250
2016 and thereafter	24,900

Total future amortization of intangible assets	$49,438

(e)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years or less and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct finance and sales-type leases, a container is usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct finance leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

Container leases do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers that are purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

(g)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is unlikely.

The Company also accounts for income tax positions by recognizing the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in additional income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a damage protection plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(i)	Concentrations

Although substantially all of the Company’s revenue is derived from assets employed in foreign countries, substantially all of this revenue is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the three months ended June 30, 2011 and 2010, $1,976 (or 45.79%) and $3,079 (or 38.65%), respectively, and for the six months ended June 30, 2011 and 2010, $2,931 (or 35.43%) and $6,051 (or 34.89%), respectively, of the Company’s direct container expenses were paid in foreign currencies. For the three and six months ended June 30, 2011, the Company’s direct container expenses were paid in 17 different foreign currencies and for the three and six months ended June 30, 2010, the Company’s direct container expenses were paid in 18 different foreign currencies. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for lease rental income from one major lessee that amounted to 12.0% and 11.8% of the Company’s lease rental income for the three and six months ended June 30, 2011, respectively, and 10.9% of the Company’s lease rental income for the six months ended June 30, 2010, respectively, no other single lessee made up greater than 10% of the Company’s lease rental income for those periods and no lessee made up greater than 10% of the Company’s lease rental income for the three months ended June 30, 2010. The same customer accounted for 15.6% and 13.5% of the Company’s accounts receivable, net as of June 30, 2011 and December 31, 2010, respectively.

(j)	Fair Value of Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps. At June 30, 2011 and December 31, 2010, the fair value of the Company’s financial instruments approximates the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $100,210 and $88,904 at June 30, 2011 and December 31, 2010, respectively, compared to a book value of $97,980 and $91,341 at June 30, 2011 and December 31, 2010, respectively, and the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $1,334,499 and $869,596 at June 30, 2011 and December 31, 2010, respectively, compared to a book value of $1,342,776 and $889,197 at June 30, 2011 and December 31, 2010, respectively.

(k)	Derivative Instruments

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized (losses) gains on interest rate swaps and caps, net in the condensed consolidated statement of income.

As of the balance sheet dates, none of the derivative instruments is designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of income as unrealized gains (losses) on interest rate swaps, net.

(l)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of income.

The Company uses the Black-Scholes-Merton option-pricing model as a method for determining the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.

(m)	Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(n)	Reclassifications

Certain reclassifications of 2010 amounts have been made in order to conform with the 2011 financial statement presentation. On the Company’s condensed consolidated income statement for the three months ended June 30, 2010, gain on lost military containers, net of $104 was reclassified as $6 of trading container sales proceeds, $103 of gains on sale of containers, net and $5 of cost of trading containers sold. On the Company’s condensed consolidated income statement for the six months ended June 30, 2010, gain on lost military containers, net of $346 was reclassified as $211 of trading container sales proceeds, $318 of gains on sale of containers, net and $183 of cost of trading containers sold.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

(o)	Net income attributable to Textainer Group Holdings Limited common shareholders per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the applicable period. Diluted net income per share reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Share options for the three months ended June 30, 2011 and 2010 of 151,897 and 152,293, respectively, were excluded from the computation of diluted net income per share because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic earnings per share (“EPS”) with that of diluted EPS is presented as follows:

All amounts in thousands, except Net income attributable to Textainer Group Holdings Limited common shareholders per common share

	Three Months Ended June 30,		Six Months Ended June 31,
	2011	2010	2011	2010
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders- basic and diluted EPS	$51,697	$25,077	$88,887	$49,316
Denominator:
Weighted average common shares outstanding—basic	48,899	48,067	48,780	48,050
Dilutive share options and restricted share units	1,076	1,090	1,075	986

Weighted average common shares outstanding—diluted	49,975	49,157	49,855	49,036

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$1.06	$0.52	$1.82	$1.03
Diluted	$1.03	$0.51	$1.78	$1.01

(p)	Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2011 and December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
June 30, 2011
Assets
Interest rate swaps	$—	$344	$—

Total	$—	$344	$—

Liabilities
Interest rate swaps	$—	$14,847	$—

Total	$—	$14,847	$—

December 31, 2010
Assets
Interest rate swaps	$—	$1,320	$—

Total	$—	$1,320	$—

Liabilities
Interest rate swaps	$—	$13,581	$—

Total	$—	$13,581	$—

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of June 30, 2011 and December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
June 30, 2011
Assets
Containers held for sale (1)	$—	$241	$—

Total	$—	$241	$—

December 31, 2010
Assets
Containers held for sale (1)	$—	$376	$—

Total	$—	$376	$—

(1)	Represents the carrying value of containers included in containers held for sale in the condensed consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company records impairments to write down the value of containers held for sale to their estimated fair value less cost to sell. The Company recorded impairments during the three months ended June 30, 2011 and 2010 of $427 and $46, respectively, and during the six months ended June 30, 2011 and 2010 of $785 and $603, respectively, as a part of depreciation expense to write down the value of containers identified for sale to their estimated fair value less cost to sale.

The Company measures the fair value of its $521,060 notional amount of interest rate swaps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps is the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap agreements had a net fair value liability of $14,503 and $12,261 as of June 30, 2011 and December 31, 2010, respectively. The credit valuation adjustment (which was a reduction of $40 in the asset and $79 in the liability) was determined to be $39 and $45 as of June 30, 2011 and December 31, 2010, respectively. The change in fair value for the six months ended June 30, 2011 and 2010 of $2,242 and $(6,328), respectively, was recorded in the condensed consolidated statement of income as unrealized losses on interest rate swaps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

(q)	Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments generally represent clarification of FASB Accounting Standards Codification Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. The amendments are effective for interim and annual reporting periods beginning after December 15, 2011. The Company does not believe that the adoption of ASU 2011-04 will have a material effect on its consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”), which provides new guidance on the presentation of comprehensive income in financial statements. Entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two separate, but consecutive, statements. Under the single-statement approach, entities must include the components of net income, a total for net income, the components of other comprehensive income and a total for comprehensive income. Under the two-statement approach, entities must report an income statement and, immediately following, a statement of other comprehensive income. Under either method, entities must display adjustments to items reclassified from other comprehensive income to net income in both net income and other comprehensive income. ASU 2011-05 will be effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption permitted. The Company does not believe that the adoption of ASU 2011-05 will have a material effect on its consolidated financial position, results of operations or cash flows.

(3)	Gain on Sale of Containers to Noncontrolling Interest

On June 30, 2011, the Company’s primary asset owning subsidiary, Textainer Marine Containers Limited (“TMCL”) completed a capital restructuring, whereby, the Company’s wholly owned subsidiary, Textainer Limited (“TL”), became the sole owner of TMCL. Immediately before the capital restructuring, TL held an 82.49% economic ownership in TMCL and TCG Fund I, L.P. (“TCG”) held the remaining 17.51% economic ownership. TL’s total ownership and voting interest in TMCL’s Class A common shares before and after the capital restructuring was 75% and 100%, respectively.

On June 30, 2011, TL purchased 1,500 (or 12.5%) Class A common shares of TMCL from TCG for cash consideration of $71,089. The Company accounted for this transaction as a reduction in the related noncontrolling interest and additional paid-in capital. To complete the capital restructuring, TMCL contributed 12.5% of its containers, net and investment in direct financing and sales-type leases to TCG and TCG paid $67,303 of principal on TMCL’s secured debt facility (equal to 12.5% of the balance of TMCL’s secured debt facility and bonds payable) in consideration for the remaining 1,500 (or 12.5%) Class A shares of TMCL held by TCG, which were immediately retired. The fair value of the containers, net and investment in direct financing and sales-type leases contributed was $124,153 and $8,896, respectively, compared to a book value of $104,345 and $8,931, respectively. The Company recorded a gain on sale of containers to noncontrolling interest of $19,773 in the amount by which the fair value of its containers, net and net investment in direct financing and sales-type leases exceeded their book values. Simultaneously with the contribution of containers, net and net investment in direct financing and sales-type leases, TCG repaid $67,302 of TMCL’s Secured Debt Facility. As a result of this restructuring, the noncontrolling interest in TMCL was eliminated as of June 30, 2011, and additional paid-in capital was reduced by $35,013.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

TL’s 100% ownership and voting interest in TMCL’s Class B common shares was not affected by the capital restructuring. In addition, voting matters related to commencing bankruptcy proceedings and amending related board and shareholder meeting requirements require the approval of a separate Class C common shareholder, which does not have any economic ownership interest in TMCL and was not affected by the capital restructuring. For U.S. Federal income tax purposes, as a result of the capital restructuring described above, TMCL became a disregarded entity with respect to the Company. The Company has consolidated TMCL since the inception of the entity in 2001.

(4)	Container Purchases

On May 16, 2011, the Company purchased approximately 113,500 containers that it had been managing for an institutional investor, including related accounts receivable, due from owners, net, net investment in direct financing leases, accounts payable and accrued expenses for total purchase consideration of $183,265 (consisting of cash of $175,619 and elimination of the Company’s intangible asset for the management rights relinquished of $7,646). The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$174,201
Other net assets	9,064

$183,265

(5)	Transactions with Affiliates and Owners

Due from affiliates, net generally represent cash advances to affiliates and amounts owed by affiliates as a result of the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three and six months ended June 30, 2011 and 2010 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Fees from affiliated owners	$1,204	$1,243	$2,366	$2,444
Fees from unaffiliated owners	5,931	5,189	11,973	9,931

Fees from owners	7,135	6,432	14,339	12,375
Other fees	480	465	960	930

Total management fees	$7,615	$6,897	$15,299	$13,305

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at June 30, 2011 and December 31, 2010 consisted of the following:

	June 30,	December 31,
	2011	2010
Affiliated owners	$972	$885
Unaffiliated owners	13,003	16,660

Total due to owners, net	$13,975	$17,545

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

(6)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 56,420 and 52,485 containers under direct financing and sales-type leases as of June 30, 2011 and December 31, 2010, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container ownership segment and included in accounts receivable, net in the consolidated balance sheets, as of June 30, 2011 and December 31, 2010 were as follows:

	June 30, 2011	December 31, 2010
Future minimum lease payments receivable	$117,063	$100,559
Residual value of containers on sales-type leases	8,557	9,390
Less unearned income	(27,640)	(18,608)

Net investment in direct financing and sales-type leases	$97,980	$91,341

Amounts due within one year	$23,094	$19,117
Amounts due beyond one year	74,886	72,224

Net investment in direct financing and sales-type leases	$97,980	$91,341

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct finance leases and sales-type leases as of June 30, 2011, the aging would be as follows:

1-30 days past due	$23,498
31-60 days past due	—
61-90 days past due	—
Greater than 90 days past due	131

Total past due	23,629
Current	93,434

Total future minumum lease payments	$117,063

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. Management does not set an internal credit score or obtain an external credit score as part of estimating the allowance as of period end. Based on management’s assessment, there was no allowance for doubtful accounts recorded related to the Company’s net investment in direct financing and sales-type leases as of June 30, 2011 or December 31, 2010 and there were no provisions or write-offs related to the Company’s net investment in direct financing and sales-type leases for the three and six months ended June 30, 2011.

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of June 30, 2011:

Year ending June 30:
2012	$30,400
2013	28,228
2014	21,876
2015	18,053
2016 and thereafter	18,506

Total future minimum lease payments receivable	$117,063

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $2,633 and $1,918 for the three months ended June 30, 2011 and 2010, respectively, and $4,540 and $3,691 for the six month periods June 30, 2011 and 2010, respectively.

(7)	Income Taxes

In May 2009, the Company received notification from the U.S. Internal Revenue Service (the “IRS”) that the 2007 and 2008 United States tax returns for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited had been selected for examination. As of March 31, 2010, the IRS had effectively completed its examination, pending final notification (which was received on May 6, 2010). As a result, the Company revised its estimate of unrecognized tax benefits by $1,558 and recognized a tax provision reduction of $1,558, net of correlative deduction, during the three months ended March 31, 2010. During the three

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

months ended June 30, 2010, the Company received final notification from the IRS regarding its exam and, as a result, the Company revised its estimate of unrecognized tax benefits by an additional $701 and recognized a tax provision reduction of $701, net of correlative deduction, during the three months ended June 30, 2010.

(8)	Revolving Credit Facility, Bonds Payable and Secured Debt Facility, and Derivative Instruments

The following represents the Company’s debt obligations as of June 30, 2011 and December 31, 2010:

Revolving Credit Facilities, Bonds Payable and Secured Debt Facility	June 30, 2011	December 31, 2010
Revolving Credit Facility, weighted average interest at 1.37% and 1.29% at June 30, 2011 and December 31, 2010, respectively	$201,000	$104,000
2005-1 Bonds, interest at 0.72% and 0.79% at June 30, 2011 and December 31, 2010, respectively	201,404	227,070
2011-1 Bonds, interest at 4.70% at June 30, 2011	400,000	—
Secured Debt Facility, weighted average interest at 2.92% and 3.01% at June 30, 2011 and December 31, 2010, respectively	540,372	558,127

Total debt obligations	$1,342,776	$889,197

Amount due within one year	$91,500	$51,500

Amounts due beyond one year	$1,251,276	$837,697

Revolving Credit Facility

A Company subsidiary, TL, has a credit agreement with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $205,000 (which includes a $50,000 letter of credit facility) (the “Credit Facility”). The Credit Facility provides for payments of interest only during its term beginning on its inception date through April 22, 2013 when all borrowings are due in full. Interest on the outstanding amount due under the Credit Facility at June 30, 2011 was based either on the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5%, which varies based on TGH’s leverage. Total outstanding principal under the Credit Facility was $201,000 and $104,000 as of June 30, 2011 and December 31, 2010, respectively. The Company had no outstanding letters of credit under the Credit Facility as of June 30, 2011 and December 31, 2010.

The Credit Facility is secured by the Company’s containers and under the terms of the Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the Credit Facility, as limited by the Company’s borrowing base, was $4,000 as of June 30, 2011.

TGH acts as a guarantor of the Credit Facility. The Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage and on TL’s leverage and interest coverage. The Company was in compliance with all such covenants at June 30, 2011. There is a commitment fee of 0.20% to 0.30% on the unused portion of the Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

Bonds Payable and Secured Debt Facility

In 2005, one of the Company’s subsidiaries, Textainer Marine Containers Limited (“TMCL”), issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Based on the outstanding

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

principal amount at June 30, 2011 and under a 10-year amortization schedule, $51,500 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bonds’ principal has been insured by Ambac Assurance Corporation and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

In June 2011, TMCL issued $400,000 aggregate principal amount of Series 2011-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2011-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at June 30, 2011 and under the 10-year amortization schedule, $40,000 in 2011-1 Bond principal will amortize per year. Under the terms of the 2011-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds prior to the payment date occurring in June 2013. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.70% per annum. The final target payment date and legal final payment date are June 15, 2021 and June 15, 2026, respectively.

The Company’s primary ongoing container financing requirements are funded by revolving notes issued by TMCL (the “Secured Debt Facility”). On March 15, 2011, TMCL exercised an option to increase the maximum available commitment under the Secured Debt Facility from $750,000 to $850,000. The additional amount available for borrowing under the Secured Debt Facility, as limited by the Company’s borrowing base, was $20,344 as of June 30, 2011. The Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (as defined in the Indenture governing the 2005-1 Bonds and the Secured Debt Facility) (currently set at June 29, 2012), with a provision for the Secured Debt Facility to amortize over a 10-year period, but not to exceed the maximum term of a 15-year period, beginning on the Conversion Date. The interest rate on the Secured Debt Facility, payable monthly in arrears, is LIBOR plus 2.75% during the revolving period prior to the Conversion Date. There is also a commitment fee on the unused portion of the Secured Debt Facility, payable in arrears, of 0.75% if total borrowings under the Secured Debt Facility equal 50% or more of the total commitment or 1.00% if total borrowings are less than 50% of the total commitment. If the Secured Debt Facility is not refinanced or renewed prior to the Conversion Date, the interest rate would increase based on pre-agreed terms during the 10 or 15 year amortization period that follows.

Under the terms of the 2005-1 Bonds, 2011-1 Bonds and Secured Debt Facility, the total outstanding principal of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the 2005-1 Bonds, 2011-1 Bonds and the Secured Debt Facility are secured by a pledge of TMCL’s assets. TMCL’s total assets amounted to $1,681,392 as of June 30, 2011. The 2005-1 Bonds, 2011-1 Bonds and the Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, for which TMCL and TGH’s container management subsidiary believe that they were in compliance at June 30, 2011.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a schedule by year, of future scheduled repayments, as of June 30, 2011:

	Revolving	2005-1	2011-1	Secured Debt
	Credit Facility	Bonds (1)	Bonds	Facility(1)
Twelve months ending June 30:
2012	$—	$51,500	$40,000	$—
2013	201,000	51,500	40,000	54,070
2014	—	51,500	40,000	54,070
2015	—	47,208	40,000	54,070
2016 and thereafter	—	—	240,000	378,487

	$201,000	$201,708	$400,000	$540,697

(1)	Future scheduled payments for the 2005-1 Bonds and the Secured Debt Facility exclude step acquisition adjustments of $304 and $325, respectively, related to the purchase by TL of 3,000 additional shares of TMCL on November 1, 2007. The adjustments were recorded to reduce the balance of both the 2005-1 Bonds and the Secured Debt Facility to an amount that equaled the fair market value of the debt on the date of the acquisition.

The future repayments schedule for the Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a ten-year fully amortizing note payable.

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its 2005-1 Bonds, 2011-1 Bonds and Secured Debt Facility. The following is a summary of the Company’s derivative instruments as of June 30, 2011:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks with fixed rates between 3.19% and 5.63% per annum, non-amortizing notional amounts, withtermination dates through November 2015	$133,640
Interest rate swap contracts with several banks, with fixed rates between 0.97% and 3.96% per annum, amortizing notional amounts, with terminationdates through December 2015	521,060

Total notional amount as of June 30, 2011	$654,700

During August 2011, the Company entered into an interest rate cap contract with a bank which caps one-month LIBOR fixed rate at 3.21% per annum, in non-amortizing notional amount of $40,000 and a term from August 15, 2011 through August 15, 2012.

The Company’s interest rate swap agreements had a fair value asset and liability of $344 and $14,847, respectively, as of June 30, 2011 and a fair value asset and liability of $1,320 and $13,581, respectively, as of December 31, 2010, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and believes that they were in compliance with the related derivative agreements at June 30, 2011. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap agreements are included in interest rate swaps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of income as unrealized losses on interest rate swaps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

(9)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in three reportable segments: Container ownership, Container management and Container resale. In 2010, the Company reviewed its reportable segments and determined that its previously reported Military management segment was not materially different from its Container management segment. Accordingly, the Company reclassified balances that were previously reported in its Military management segment into its Container management segment. The following tables show segment information for the three and six months ended June 30, 2011 and 2010, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of income:

Three Months Ended June 30, 2011	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$82,798	$251	$—	$—	$—	$83,049
Management fees	—	17,612	2,776	—	(12,773)	7,615
Trading container sales proceeds	—	—	5,655	—	—	5,655
Gains on sale of containers, net	9,417	—	—	—	—	9,417

Total revenue	$92,215	$17,863	$8,431	$—	$(12,773)	$105,736

Depreciation expense	$24,553	$204	$—	$—	$(756)	$24,001

Interest expense	$9,011	$—	$—	$—	$—	$9,011

Unrealized losses on interest rate swaps, net	$4,453	$—	$—	$—	$—	$4,453

Segment income before taxes	$57,587	$9,191	$2,305	$(852)	$(3,254)	$64,977

Total assets	$2,129,720	$109,836	$3,879	$2,437	$(42,850)	$2,203,022

Purchases of long-lived assets	$422,105	$309	$—	$—	$—	$422,414

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

Three Months Ended June 30, 2010	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$56,396	$345	$—	$—	$—	$56,741
Management fees	—	10,577	2,589	—	(6,269)	6,897
Trading container sales proceeds	—	—	3,618	—	—	3,618
Gains on sale of containers, net	7,376	—	—	—	—	7,376

Total revenue	$63,772	$10,922	$6,207	$—	$(6,269)	$74,632

Depreciation expense	$13,526	$189	$—	$5	$(532)	$13,188

Interest expense	$2,781	$—	$—	$—	$—	$2,781

Unrealized losses on interest rate swaps, net	$4,728	$—	$—	$—	$—	$4,728

Segment income before taxes	$27,490	$2,414	$2,252	$(908)	$(211)	$31,037

Total assets	$1,325,678	$114,256	$1,206	$3,982	$(28,806)	$1,416,316

Purchases of long-lived assets	$89,770	$83	$—	$—	$—	$89,853

Six Months Ended June 30, 2011	Container Ownership	Container Management	Container Resale	Other	Eiminations	Totals
Lease rental income	$154,852	$556	$—	$—	$—	$155,408
Management fees	—	34,372	5,231	—	(24,304)	15,299
Trading container sales proceeds	—	—	10,420	—	—	10,420
Gains on sale of containers, net	15,811	—	—	—	—	15,811

Total revenue	$170,663	$34,928	$15,651	$—	$(24,304)	$196,938

Depreciation expense	$43,902	$406	$—	$—	$(1,441)	$42,867

Interest expense	$16,534	$—	$—	$—	$—	$16,534

Unrealized losses on interest rate swaps, net	$2,242	$—	$—	$—	$—	$2,242

Segment income before taxes	$97,390	$17,459	$4,167	$(1,778)	$(6,834)	$110,404

Total assets	$2,129,720	$109,836	$3,879	$2,437	$(42,850)	$2,203,022

Purchases of long-lived assets	$582,105	$486	$—	$—	$—	$582,591

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

Six Months Ended June 30, 2010	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$105,557	$765	$—	$—	$—	$106,322
Management fees	$—	19,547	5,601	$—	(11,843)	13,305
Trading container sales proceeds	$—	$—	7,635	$—	$—	7,635
Gains on sale of containers, net	16,979	11	$—	$—	$—	16,990

Total revenue	$122,536	$20,323	$13,236	$—	$(11,843)	$144,252

Depreciation expense	$26,688	$393	$—	$—	$(1,050)	$26,031

Interest expense	$5,435	$—	$—	$—	$—	$5,435

Unrealized losses on interest rate swaps, net	$6,328	$—	$—	$—	$—	$6,328

Segment income before taxes	$51,895	$3,155	$5,073	$(1,534)	$135	$58,724

Total assets	$1,325,678	$114,256	$1,206	$3,982	$(28,806)	$1,416,316

Purchases of long-lived assets	$122,516	$157	$—	$—	$—	$122,673

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container management and Container ownership segments.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on lease. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. Since all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use and, therefore, it is not possible for the Company to determine an accurate breakdown of its revenue by geographic market.

(10)	Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s Secured Debt Facility, 2005-1 Bonds and 2011-1 Bonds. The total balance of these restricted cash accounts was $35,941 and $15,034 as of June 30, 2011 and December 31, 2010, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

(b)	Container Commitments

At June 30, 2011, the Company had placed orders with manufacturers for containers to be delivered subsequent to June 30, 2011 in the total amount of $19,148.

(11)	Share Option and Restricted Share Unit Plan

As of June 30, 2011, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. On February 23, 2010, TGH’s board of directors approved an increase in the number of shares available for future issuance by 1,468,500, which was approved by TGH’s shareholders at the annual meeting of shareholders on May 19, 2010. At June 30, 2011, 1,829,054 shares were available for future issuance under the 2007 Plan.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions of the 2007 Plan, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2007, 2008 and 2009, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% per year for the fourth and fifth year. Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2010 and thereafter, each employee’s restricted share units vest in increments of 25% per year Share-based compensation expense for the three and six months ended June 30, 2011 and 2010 of $1,419 and $1,068, respectively, and for both the six months ended June 30, 2011 and 2010 of $3,261 was recorded as a part of long-term incentive compensation expense in the condensed consolidated statements of income for share options and restricted share units awarded to employees under the 2007 Plan.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a summary of activity in the Company’s 2007 Plan for the six months ended June 30, 2011:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2010	1,258,082	$16.51
Options granted during the period	—	$—
Options exercised during the period	(329,157)	$15.29
Options forfeited during the period	(3,503)	$18.48

Balances, June 30, 2011	925,422	$16.95

Options exercisable at June 30, 2011	249,446	$15.20

Options vested and expected to vest at June 30, 2011	895,687	$16.81

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2010	1,265,896	$13.90
Share units granted during the period	17,119	$29.20
Share units vested during the period	(272,524)	$13.23
Share units forfeited during the period	(4,561)	$14.73

Balances, June 30, 2011	1,005,930	$14.38

Share units outstanding and expected to vest at June 30, 2011	953,216	$15.18

As of June 30, 2011, $10,635 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 2.02 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $30.74 per share as of June 30, 2011 was $3,876. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of June 30, 2011.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes information about share options exercisable and outstanding at June 30, 2011:

	Share options exercisable		Share options outstanding
		Weighted		Weighted
	Number of shares	average	Number of shares	average
	(in thousands)	exercise price	(in thousands)	exercise price
Range of per-share exercise prices:
$7.10 - $7.10	35,307	$7.10	153,977	$7.10
$14.01 - $14.01	2,592	14.01	3,456	14.01
$16.50 - $16.50	180,685	16.50	428,845	16.50
$16.97 - $16.97	30,862	16.97	187,601	16.97
$28.26 - $28.26	—	—	151,543	28.26

	249,446	$15.20	925,422	$16.95

The weighted average contractual life of share options exercisable and share options outstanding as of June 30, 2011 was 6.7 years and 7.4 years, respectively.

(12)	Comprehensive Income

The following table provides a reconciliation of the Company’s net income to total comprehensive income attributable to Textainer Group Holdings Limited common shareholders:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Net income	$61,211	$28,383	$104,024	$55,456
Other comprehensive income (loss):
Foreign currency translation adjustments	38	(16)	120	(62)

Total comprehensive income	61,249	28,367	104,144	55,394
Less: comprehensive income attributable to noncontrolling interest	(9,514)	(3,306)	(15,137)	(6,140)

Total comprehensive income attributable to Textainer
Group Holdings Limited common shareholders	$51,735	$25,061	$89,007	$49,254

(13)	Dividend

On August 2, 2011, TGH’s board of directors approved and declared a quarterly cash dividend of $0.33 per share on TGH’s issued and outstanding common shares, payable on August 26, 2011 to shareholders of record as of August 19, 2011.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2011 (our “2010 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and in Item 3, “Key Information  —  Risk Factors” included in our 2010 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us” or “our” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.68 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our “total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of over 1.6 million containers, representing over 2.4 million TEU, in our owned and managed fleet as of June 30, 2011. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 107,000 TEU of new containers per year for the past 10 years, and have been one of the largest purchasers of new containers among container lessors over the same period. We are one of the largest sellers of used containers among container lessors, having sold more than 77,000 during the last calendar year to more than 1,100 customers. We provide our services worldwide via a network of regional and area offices and independent depots. Trencor, Ltd., a company publicly traded on the JSE Limited in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in a majority of our issued and outstanding common shares.

We operate our business in three core segments:

Container Ownership. As of June 30, 2011, we owned containers accounting for approximately 57% of our fleet.

Container Management. As of June 30, 2011, we managed containers on behalf of 16 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. We also supply leased containers to the U.S. military pursuant to a contract with the Surface Deployment and Distribution Command and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military. As of June 30, 2011, managed containers account for approximately 43% of our fleet.

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

In 2010, we reviewed our reportable segments and determined that our previously reported Military management segment was not materially different from our Container management segment. Accordingly, we reclassified balances that were previously reported in our Military management segment into our Container management segment.

The table below summarizes the composition of our fleet, in TEU, by type of containers, as of June 30, 2011

	Standard Dry Freight	Specialized	Total	Percent of Total Fleet
Owned	1,346,935	52,462	1,399,397	57.3%
Managed	1,020,555	21,609	1,042,164	42.7%

Total fleet	2,367,490	74,071	2,441,561	100.0%

Our owned and managed lease fleet as of June 30, 2011 based on TEU on hire as a percentage of total TEU on hire was as follows:

Percent of Total On- Hire Fleet
Term leases	73.9%
Master leases	19.6%
Direct financing and sales-type leases	3.7%
Spot leases	2.8%

Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three and six months ended June 30, 2011 and 2010:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Utilization	98.7%	95.3%	98.4%	92.7%

We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease.

The following is a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to the Company’s definition of EBITDA for the three and six months ended June 30, 2011 and 2010 and a reconciliation of net cash provided by operating activities to EBITDA for the six months ended June 30, 2011 and 2010. EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses on interest rate swaps and caps, net, income tax expense, net income attributable to the noncontrolling interest, depreciation and amortization expense, gain on capital restructuring and the related impact on net income attributable to the noncontrolling interest) is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income attributable to Textainer Group Holdings Limited common shareholders, net income, income from operations or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations and our ability to fund our expected growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	EBITDA is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(Dollars in thousands) (Unaudited)		(Dollars in thousands) (Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$51,697	$25,077	$88,887	$49,316
Adjustments:
Interest income	(7)	(3)	(14)	(6)
Interest expense	9,011	2,781	16,534	5,435
Realized losses on interest rate swaps and caps, net	2,765	2,354	5,407	5,107
Unrealized (gains) losses on interest rate swaps, net	4,453	4,728	2,242	6,328
Income tax expense	3,766	2,654	6,380	3,268
Net income attributable to the noncontrolling interest	9,514	3,306	15,137	6,140
Depreciation expense	24,001	13,188	42,867	26,031
Amortization expense	1,574	1,575	3,332	3,152
Gain on sale of containers to noncontrolling interest	(19,773)	—	(19,773)	—
Impact of reconciling items on net income attributable to the noncontrolling interest	(456)	(4,058)	(4,612)	(7,481)

EBITDA	$86,545	$51,602	$156,387	$97,290

Net cash provided by operating activities			$95,994	$73,290
Adjustments:
Bad debt (expense) recovery, net			(544)	481
Amortization of debt issuance costs			(3,679)	(1,019)
Amortization of acquired above-market leases			294	(283)
Amortization of deferred revenue			3,907	3,573
Amortization of unearned income on direct financing and sales-type leases			4,551	4,121
Gains on sale of containers, net			15,811	16,990
Share-based compensation expense			(3,261)	(3,261)
Interest income			(14)	(6)
Interest expense			16,534	5,435
Realized losses on interest rate swaps and caps, net			5,407	5,107
Income tax expense			6,380	3,268
Changes in operating assets and liabilities			19,619	(2,925)
Impact of reconciling items on net income attributable to the noncontrolling interest			(4,612)	(7,481)

EBITDA			$156,387	$97,290

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Factors Affecting Our Performance

We believe there are a number of factors that have affected, and are likely to continue to affect, our operating performance. These factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	remarketing risk

•	availability of credit to our customers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	terrorist attacks, the threat of such attacks or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information — Risk Factors” included in our 2010 Form 20-F.

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2011 and 2010

The following table summarizes our total revenues for the three and six months ended June 30, 2011 and 2010 and the percentage changes between those periods:

	Three Months Ended June 30,		% Change Between 2011 and 2010	Six Months Ended June 30,		% Change Between 2011 and 2010
	2011	2010		2011	2010
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income	$83,049	$56,741	46.4%	$155,408	$106,322	46.2%
Management fees	7,615	6,897	10.4%	15,299	13,305	15.0%
Trading container sales proceeds	5,655	3,618	56.3%	10,420	7,635	36.5%
Gain on sale of containers, net	9,417	7,376	27.7%	15,811	16,990	(6.9%)

Total revenues	$105,736	$74,632	41.7%	$196,938	$144,252	36.5%

Lease rental income for the three months ended June 30, 2011 increased $26,308 (46.4%) compared to the three months ended June 30, 2010. This increase was due to a 36.0% increase in our owned fleet size, an 8.6% increase in per diem rental rates and a 3.4 percentage point increase in utilization. Lease rental income for the six months ended June 30, 2011 increased $49,086 (46.2%) compared to the six months ended June 30, 2010. This increase was due to a 28.6% increase in our owned fleet size, an 11.7% increase in per diem rental rates and a 5.7 percentage point increase in utilization.

Management fees for the three months ended June 30, 2011 increased $718 (10.4%) compared to the three months ended June 30, 2010 primarily due to a $1,088 increase due to improved fleet performance and a $491 increase due to higher acquisition fees due to larger container purchases, partially offset by a $711 decrease due to a 15.2% decrease in the size of the managed fleet and a $150 decrease in sales commissions due to a lower number of container sales. Management fees for the six months ended June 30, 2011 increased $1,994

(15.0%) compared to the six months ended June 30, 2010 primarily due to a $2,456 increase due to improved fleet performance and a $819 increase due to higher acquisition fees due to larger container purchases, partially offset by a $951 decrease due to a 10.8% decrease in the size of the managed fleet and a $330 decrease in sales commissions due to a lower number of container sales.

Trading container sales proceeds for the three months ended June 30, 2011 increased $2,037 (56.3%) compared to the three months ended June 30, 2010. This increase consisted of a $2,685 increase due to an increase in average sales proceeds, partially offset by a $648 decrease due to a 17.9% decrease in unit sales. Trading container sales proceeds for the six months ended June 30, 2011 increased $2,785 (36.5%) compared to the six months ended June 30, 2010. This increase consisted of a $5,836 increase due to an increase in average sales proceeds, partially offset by a $3,051 decrease due to a 40.0% decrease in unit sales.

Gain on sale of containers, net for the three months ended June 30, 2011 increased $2,041 (27.7%) compared to the three months ended June 30, 2010, primarily due to a $3,608 increase in gains on containers sold due to a $4,047 increase resulting from an increase in average sales proceeds of $420 per unit, partially offset by a $438 decrease due to an 8.8% decrease in the number of containers sold. This increase was partially offset by a $1,568 decrease in net gains on sales-type leases resulting from 958 containers placed on sales-type leases for the three months ended June 30, 2011 compared to 3,290 containers placed on sales-type leases for the three months ended June 30, 2010. Gain on sale of containers, net for the six months ended June 30, 2011 decreased $1,179 (-6.9%) compared to the six months ended June 30, 2010, primarily due to a $5,799 decrease in net gains on sales-type leases resulting from 963 containers placed on sales-type leases for the six months ended June 30, 2011 compared to 13,188 containers placed on sales-type leases for the six months ended June 30, 2010. This decrease was partially offset by a $4,620 increase in gains on containers sold due to a $7,945 increase resulting from an increase in average sales proceeds of $487 per unit, partially offset by a $3,325 decrease due to a 32.0% decrease in the number of containers sold.

The following table summarizes our total operating expenses for the three and six months ended June 30, 2011 and 2010 and the percentage changes between those periods:

	Three Months Ended June 30,		% Change Between 2011 and 2010	Six Months Ended June 30,		% Change Between 2011 and 2010
	2011	2010		2011	2010
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense	$4,315	$7,965	(45.8%)	$8,273	$17,341	(52.3%)
Cost of trading containers sold	5,024	2,919	72.1%	9,190	6,081	51.1%
Depreciation expense	24,001	13,188	82.0%	42,867	26,031	64.7%
Amortization expense	1,574	1,575	(0.1%)	3,332	3,152	5.7%
General and administrative expense	6,043	5,601	7.9%	12,241	10,949	11.8%
Short-term incentive compensation expense	1,494	1,350	10.7%	2,453	2,116	15.9%
Long-term incentive compensation expense	1,372	1,063	29.1%	3,108	3,138	(1.0%)
Bad debt expense (recovery), net	408	(205)	(299.0%)	544	(481)	(213.1%)
Gain on sale of containers to noncontrolling interest	(19,773)	—	(100.0%)	(19,773)	—	(100.0%)

Total operating expenses	$24,458	$33,456	(26.9%)	$62,235	$68,327	(8.9%)

Direct container expense for the three months ended June 30, 2011 decreased $3,650 (-45.8%) compared to the three months ended June 30, 2010 primarily due to an increase in utilization. Direct container expense for the three months ended June 30, 2011, as compared to the three months ended June 30, 2010, included a $1,358 decrease in storage expense, a $793 decrease in handling expense, a $747 decrease in Damage Protection Plan (“DPP”) repair expense and a $362 decrease in maintenance expense. Direct container expense for the six months ended June 30, 2011 decreased $9,068 (-52.3%) compared to the six months ended June 30, 2010 primarily due to an increase in utilization. Direct container expense for the six months ended June 30, 2011, as compared to the six months ended June 30, 2010, included a $5,007 decrease in storage expense, a $1,479 decrease in DPP repair expense, a $1,400 decrease in handing expense and a $490 decrease in repositioning expense.

Cost of trading containers sold for the three months ended June 30, 2011 increased $2,105 (72.1%) compared to the three months ended June 30, 2010 due to a $2,628 increase resulting from a 109.6%

increase in the average cost per unit sold, partially offset by a decrease of $523 due to a 17.9% decrease in the number of containers sold. Cost of trading containers sold for the six months ended June 30, 2011 increased $3,109 (51.1%) compared to the six months ended June 30, 2010 due to a $5,539 increase resulting from a 151.7% increase in the average cost per unit sold, partially offset by a decrease of $2,430 due to a 40.0% decrease in the number of containers sold.

Depreciation expense for the three and six months ended June 30, 2011 increased $10,813 (82.0%) and $16,836 (64.7%), respectively, compared to the three and six months ended June 30, 2010, primarily due to an increase in fleet size and an increase in the average price of containers purchased.

Amortization expense for the three and six months ended June 30, 2011 was relatively flat compared to the three and six months ended June 30, 2010. This expense represents the amortization of the amounts paid to acquire the rights to manage the container fleets of Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited, Amphibious Container Leasing Limited; Capital Lease Limited, Hong Kong and Gateway Management Services.

General and administrative expense for the three months ended June 30, 2011 increased $442 (7.9%) compared to the three months ended June 30, 2010 primarily due a $291 increase in professional fees and a $174 increase in compensation costs. General and administrative expense for the six months ended June 30, 2011 increased $1,292 (11.8%) compared to the six months ended June 30, 2010 primarily due a $615 increase in professional fees, a $400 increase in compensation costs and a $208 increase in travel costs.

Long-term incentive compensation expense for the three months ended June 30, 2011 increased $309 (29.1%) compared to the three months ended June 30, 2010 primarily due to additional share options and restricted share units that were granted under our 2007 Share Incentive Plan in November 2010 and January 2011. Long-term incentive compensation expense for the six months ended June 30, 2011 was relatively flat compared to the six months ended June 30, 2010 primarily due to a decrease in forfeiture rate adjustments to prior periods, partially offset by additional share options and restricted share units that were granted under our 2007 Share Incentive Plan in November 2010 and January 2011.

Bad debt expense (recovery), net changed from net recoveries of $205 and $481 for the three and six months ended June 30, 2010, respectively, to net expenses of $408 and $544 for the three and six months ended June 30, 2011, respectively, primarily due to collections on accounts during the three and six months ended June 30, 2010 that had previously been included in the allowance for doubtful accounts.

Gain on sale of containers to noncontrolling interest of $19,773 for the three and six months ended June 30, 2011 resulted from our primary asset owning subsidiary, Textainer Marine Containers Limited’s (“TMCL”), transfer of containers, net and net investment in direct financing and sales-type leases in exchange for the purchase of 12.5% of its Class A common shares on June 30, 2011.

The following table summarizes other income (expense), net for the three months ended June 30, 2011 and 2010 and the percentage changes between those periods:

	Three Months Ended June 30,		% Change Between 2011 and 2010	Six Months Ended June 30,		% Change Between 2011 and 2010
	2011	2010		2011	2010
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(9,011)	$(2,781)	224.0%	$(16,534)	$(5,435)	204.2%
Interest income	7	3	133.3%	14	6	133.3%
Realized losses on interest rate swaps and caps, net	(2,765)	(2,354)	17.5%	(5,407)	(5,107)	5.9%
Unrealized losses on interest rate swaps, net	(4,453)	(4,728)	(5.8%)	(2,242)	(6,328)	(64.6%)
Other, net	(79)	(279)	(71.7%)	(130)	(337)	(61.4%)

Other expense, net	$(16,301)	$(10,139)	60.8%	$(24,299)	$(17,201)	41.3%

Interest expense for the three months ended June 30, 2011 increased $6,230 (224.0%) compared to the three months ended June 30, 2010. $4,100 of this increase was due to an increase in average interest rates on debt of

1.42 percentage points and $2,130 of this increase was due to an increase in average debt balances of $502,205. Interest expense for the six months ended June 30, 2011 increased $11,099 (204.2%) compared to the three months ended June 30, 2010. $7,858 of this increase was due to an increase in average interest rates on debt of 1.48 percentage points and $3,241 of this increase was due to an increase in average variable rate debt balances of $396,387.

Realized losses on interest rate swaps and caps, net for the three months ended June 30, 2011 increased $411 (17.5%) compared to the three months ended June 30, 2010. $1,373 of this increase was due to an increase in average interest rate swap notional amounts of $192,570, partially offset by a $962 decrease due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.74 percentage points. Realized losses on interest rate swaps and caps, net for the six months ended June 30, 2011 increased $300 (5.9%) compared to the six months ended June 30, 2010. $2,801 of this increase was due an increase in average interest rate swap notional amounts of $182,614, partially offset by a $2,501 decrease due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.97 percentage points.

Unrealized losses on interest rate swaps, net for the three and six months ended June 30, 2011 decreased $275 (-5.8%) and $4,086 (-64.6%) compared to the three and six months ended June 30, 2010 due to a smaller increase in the net fair value liability of interest rate swap agreements for the three and six months ended June 30, 2011 compared to the increase in the net fair value liability of interest rate swap agreements for the three and six months ended June 30, 2011 resulting from an increase in long-term interest rates during each period.

The following table summarizes income tax expense and net income attributable to the noncontrolling interest for the three months ended June 30, 2011 and 2010 and the percentage changes between those periods:

	Three Months Ended June 30,		% Change Between 2011 and 2010	Six Months Ended June 30,		% Change Between 2011 and 2010
	2011	2010		2011	2010
	(Dollars in thousands)			(Dollars in thousands)
Income tax expense	$3,766	$2,654	41.9%	$6,380	$3,268	95.2%
Net income attributable to the noncontrolling interest	$9,514	$3,306	187.8%	$15,137	$6,140	146.5%

Income tax expense for the three and six months ended June 30, 2011 increased $1,112 (41.9%) and $3,112 (95.2%), respectively, compared to the three and six months ended June 30, 2010. In May 2009, the Company received notification from the U.S. Internal Revenue Service (the “IRS”) that the 2007 and 2008 United States tax returns for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited had been selected for examination. During the three months ended March 31, 2010, the IRS had effectively completed its examination, pending final notification. As a result, we revised our estimate of unrecognized tax benefits by $1,558 and recognized a tax provision reduction of $1,558, net of correlative deduction, during the three months ended March 31, 2010. During the three months ended June 30, 2010, the Company received final notification from the IRS regarding its exam and, as a result, the Company revised its estimate of unrecognized tax benefits by an additional $701 and recognized a tax provision reduction of $701, net of correlative deduction. The remaining increase in income tax expense for the three months ended June 30, 2011 compared to the three months ended June 30, 2010 was due to a $3,669 increase due to a higher level of income before income tax and noncontrolling interest, partially offset by a $3,258 decrease due to a lower effective tax rate. The remaining increase in income tax expense for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 was due to a $4,934 increase due to a higher level of income before income tax and noncontrolling interest, partially offset by a $4,081 decrease due to a lower effective tax rate.

Net income attributable to the noncontrolling interest for the three and six months ended June 30, 2011 increased $6,208 (187.8%) and $8,997 (146.5%), respectively, compared to the three and six months ended June 30, 2010 due to the gain on sale of containers to noncontrolling interest resulting from a fair value step-up recognized on containers, net and net investment in direct financing and sales-type leases that our primary asset owning subsidiary, Textainer Marine Containers Limited (“TMCL”), exchanged in consideration for the purchase of 12.5% of its Class A common shares on June 30, 2011.

Segment Information:

The following table summarizes our income before taxes attributable to each of our business segments for the three and six months ended June 30, 2011 and 2010 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2011	2010	2011 and 2010	2011	2010	2011 and 2010
	(Dollars in thousands)			(Dollars in thousands)
Container ownership	$57,587	$27,490	109.5%	$97,390	$51,895	87.7%
Container management	$9,191	$2,414	280.7%	$17,459	$3,155	453.4%
Container resale	$2,305	$2,252	2.4%	$4,167	$5,073	(17.9%)

Income before taxes attributable to the Container ownership segment for the three months ended June 30, 2011 increased $30,097 (109.5%) compared to the three months ended June 30, 2010. This increase primarily consisted of a $26,402 increase in lease rental income, a $19,773 gain on sale of containers to noncontrolling interest and a $2,040 increase in gains on sale of containers, net, partially offset by a $11,027 increase in depreciation expense, a $6,230 increase in interest expense and a change in bad debt expense (recovery), net from a net recovery of $205 for the three months ended June 30, 2010 to a net expense of $408 for the three months ended June 30, 2011.

Income before taxes attributable to the Container ownership segment for the six months ended June 30, 2011 increased $45,495 (87.7%) compared to the six months ended June 30, 2010. This increase primarily consisted of a $49,295 increase in lease rental income, a $19,773 gain on sale of containers to noncontrolling interest, a $4,086 decrease in unrealized losses on interest rate swaps, net and a $3,623 decrease in direct container expense, partially offset by a $17,214 increase in depreciation expense, a $11,099 increase in interest expense, a $1,168 decrease in gains on sale of containers, net, a change in bad debt expense (recovery), net from a net recovery of $481 for the six months ended June 30, 2010 to a net expense of $544 for the six months ended June 30, 2011 and a $755 increase in overhead expenses.

Income before taxes attributable to the Container management segment for the three months ended June 30, 2011 increased $6,777 (280.7%) compared to the three months ended June 30, 2010. This increase primarily consisted of a $7,035 increase in management fees, which included a $3,758 increase in acquisition fees, partially offset by a $176 increase in long-term incentive compensation.

Income before taxes attributable to the Container management segment for the six months ended June 30, 2011 increased $14,304 (453.4%) compared to the six months ended June 30, 2010. This increase primarily consisted of a $14,825 increase in management fees, which included an $8,178 increase in acquisition fees, partially offset by a $501 increase in overhead expense.

Income before taxes attributable to the Container resale segment for the three months ended June 30, 2011 was relatively flat compared to the three months ended June 30, 2010.

Income before taxes attributable to the Container resale segment for the six months ended June 30, 2011 decreased $906 (-17.9%) compared to the six months ended June 30, 2010. This decrease primarily consisted of a $370 decrease in sales commissions due to a lower volume of managed container sales and a $316 decrease in gains on container trading, net due to lower volume of trading container sales.

Currency

Substantially all of our revenues are denominated in U.S. dollars and approximately 54% and 65% of our direct container expenses for the three and six months ended June 30, 2011, respectively, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2010 Form 20-F. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values.

In 2011 and 2010, our operating expenses paid in foreign currencies were spread among 17 and 18 currencies, respectively, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of June 30, 2011, we had cash and cash equivalents of $77,162. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) the issuance of Series 2011-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) by TMCL, (4) borrowings under a conduit facility (which allows for recurring borrowings and repayments) granted to TMCL (the “Secured Debt Facility”) and (5) borrowings under the revolving credit facility (the “2008 Credit Facility”) extended to one of our subsidiaries, Textainer Limited (“TL”). As of June 30, 2011, we had the following outstanding borrowings and borrowing capacities under the 2008 Credit Facility, our variable rate amortizing bonds (the “ 2005-1 Bonds”) by TMCL, the 2011-1 Bonds and the Secured Debt Facility and (in thousands):

					Additional Available	Total
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	Limited by our	Available
Facility	Borrowing	Commitment	Commitment	Borrowing	Borrowing Base	Borrowing
2008 Credit Facility	$201,000	$4,000	$205,000	$201,000	$4,000	205,000
2005-1 Bonds (1)	201,708	-	201,708	201,708	-	201,708
2011-1 Bonds	400,000	-	400,000	400,000	-	400,000
Secured Debt Facility (1)(2)	540,697	309,303	850,000	540,697	20,344	561,041

Total	$1,343,405	$313,303	$1,656,708	$1,343,405	$24,344	$1,367,749

(1)	Current borrowings for the Secured Debt Facility and 2005-1 Bonds exclude step acquisition adjustments of $325 and $304, respectively, related to TL’s purchase of 3,000 additional shares of TMCL. The adjustments were recorded to reduce the balance of both the Secured Debt Facility and 2005-1 Bonds to an amount that equaled the fair market value of the debt on the date of the acquisition.

(2)	On March 15, 2011, we exercised an option to increase the maximum available commitment under the Secured Debt Facility from $750,000 to $850,000.

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At June 30, 2011, cumulative earnings of approximately $47,437 would be subject to income taxes of approximately $14,244 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The disruption in the credit markets in 2008 and 2009 had a significant adverse impact on a number of financial institutions. To date, we believe that our liquidity has not been materially impacted by the current credit environment. Assuming that our lenders remain solvent, we currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact to the Company of continuing and further disruptions in the credit market.

The 2008 Credit Facility, the 2005-1 Bonds, the 2011-1 Bonds and the Secured Debt Facility require us to comply with certain financial covenants. As of June 30, 2011, we believe we were in compliance with all of the applicable financial covenants under the 2008 Credit Facility, the 2005-1 Bonds, the 2011-1 Bonds and the Secured Debt Facility.

On August 2, 2011, the board of directors of Textainer Group Holdings Limited approved and declared a quarterly cash dividend of $0.33 per share on the issued and outstanding common shares of Textainer Group Holdings Limited, payable on August 26, 2011 to shareholders of record as of August 19, 2011.

Cash Flow

The following table summarizes historical cash flow information for the six months ended June 30, 2011 and 2010:

	Six Months Ended
	June 30,
	2011	2010
	(Dollars in thousands)
Net income	$104,024	$55,456
Adjustments to reconcile net income to net cash provided by operating activities	(8,030)	17,834

Net cash provided by operating activites	95,994	73,290
Net cash used in investing activities	(480,488)	(1,506)
Net cash provided by (used in) financing activities	404,455	(69,395)
Effect of exchange rate changes	120	(62)

Net increase in cash and cash equivalents	20,081	2,327
Cash and cash equivalents, beginning of year	57,081	56,819

Cash and cash equivalents, end of the period	$77,162	$59,146

Cash Flows from Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2011 increased $22,704 (31.0%) compared to the six months ended June 30, 2010 primarily due to an increase in net income primarily resulting from an increase in the owned fleet size due to the purchase of new containers and an increase in both per diem rental rates and utilization due to improved conditions in the shipping line industry.

Cash Flows from Investing Activities

Net cash used in investing activities for the six months ended June 30, 2011 increased $478,982 (318.0%) compared to the six months ended June 30, 2010 primarily due to a higher amount of container purchases, a lower receipt of principal payments on direct financing and sales-type leases, the payment for TMCL’s capital restructuring (net of cash acquired) in the six months ended June 30, 2011 and lower proceeds from the sale of containers and fixed assets.

Cash Flows from Financing Activities

Net cash provided by (used in) financing activities changed from net cash used in financing activities of $69,395 for the six months ended June 30, 2010 to net cash provided by financing activities of $404,455 for the six months ended June 30, 2011 primarily due to $400,000 of proceeds from the issuance of our 2011-1 Bonds, a $92,000 increase in net proceeds from our 2008 Credit Facility, a $4,200 decrease in debt issuance costs, a $3,898 increase in proceeds from the issuance of common shares and an excess tax benefit from share-based compensation awards of $3,034 in the six months ended June 30, 2011, partially offset by a $20,907 increase in restricted cash for the six months ended June 30, 2011 compared to a $7,133 increase in restricted cash for the six months ended June 30, 2010, an $8,803 increase in net principal payments on our Secured Debt facility and a $6,705 increase in dividends paid.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of June 30, 2011:

							2017 and
	Total	2012	2013	2014	2015	2016	thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
2008 Credit Facility	$201,000	$—	$201,000	$—	$—	$—	$—
2005-1 Bonds	201,708	51,500	51,500	51,500	47,208	$—	—
2011-1 Bonds	400,000	40,000	40,000	40,000	40,000	40,000	200,000
Secured Debt Facility	540,697	—	54,070	54,070	54,070	54,070	324,417
Interest on obligations (1)	199,174	37,918	34,328	28,518	24,629	20,955	52,826
Interest rate swap payables (2)	26,699	10,666	9,101	4,495	2,031	406	—
Office lease obligations	7,799	1,476	1,353	1,313	1,332	1,355	970
Container contracts payable	154,237	154,237	—	—	—	—	—

Total contractual obligations	$1,731,314	$295,797	$391,352	$179,896	$169,270	$116,786	$578,213

(1)	Assuming an estimated current interest rate of London Inter Bank Offered Rate (“LIBOR”) plus a margin, which equals an all-in interest rate of 2.87%.

(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.19%, for all periods, for all interest rate contracts outstanding as of June 30, 2011.

2011-1 Bond Offering

In June 2011, TMCL issued $400,000 in aggregate amount of 2011-1 Bonds to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2011-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at June 30, 2011 and under a 10-year amortization schedule, $40,000 in 2011-1 Bond principal will amortize per year. Under the terms of the 2011-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds prior to the payment date occurring in June 2013. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.70% per annum. The final target payment date and legal final payment date are June 15, 2021 and June 15, 2026, respectively. The 2011-1 Bonds are secured by a pledge of TMCL’s assets. A portion of the proceeds from the issuance of the 2011-1 Bonds was used to repay certain outstanding indebtedness of TMCL, in particular certain Floating Rate Asset Backed Notes, Series 2010-1 under the Secured Debt Facility.

Off Balance Sheet Arrangements

As of June 30, 2011, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2010 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. Our current critical accounting policies and estimates remain consistent with those reported in our 2010 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2010 Form 20-F and those reported in Note 2 to our condensed consolidated financial statements in Item 1, “Condensed Consolidated Financial Statements” included in this Quarterly Report on Form 6-K.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the six months ended June 30, 2011, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2010 Form 20-F. Interest Rate Risk

We have entered into various interest rate swap and cap agreements mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, net in the condensed consolidated statements of income.

The notional amount of the interest rate swap agreements was $521,060 as of June 30, 2011, with termination dates between May 15, 2012 and December 15, 2015. Through the interest rate swap agreements we have obtained fixed rates between 0.97% and 3.96%. The net fair value liability of these agreements was $14,503 and $12,261 as of June 30, 2011 and December 31, 2010, respectively.

The notional amount of the interest rate cap agreements was $133,640 as of June 30, 2011, with termination dates between October 15, 2011 and November 15, 2015.

Based on the debt balances and derivative instruments as of June 30, 2011, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value liability of interest rate swaps of $11,123, an increase in interest expense of $5,231 and a decrease in realized losses on interest rate swaps and caps, net of $2,612.

Quantitative and Qualitative Disclosures About Credit Risk

For the six months ended June 30, 2011, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2010 Form 20-F.

ITEM 4. RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2010 Form 20-F, except as noted below. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

Our indebtedness reduces our financial flexibility and could impede our ability to operate.

We currently utilize three types of borrowings: (i) borrowings under our revolving credit facility; (ii) borrowings under our secured debt facility; and (iii) the issuance of bonds. Our revolving credit facility is a bank revolving facility involving an aggregate commitment amount of up to $205.0 million to one of our subsidiaries, Textainer Limited (“TL”). Our secured debt facility is a conduit facility, which allows for recurring borrowings and repayments, granted to Textainer Marine Containers Limited (“TMCL”), which is a subsidiary of TL. TMCL is also the issuer of our bonds. We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facility and our secured debt facility and intend to use borrowings under our revolving credit facility and our secured debt facility for such funding in the future. We intend for containers to be typically purchased by TL using proceeds from our revolving credit facility. TL then sells these containers at book value to TMCL, which then finances part of the purchase price with draw downs from our secured debt facility. In 2001, 2005 and June 2011, at such time as the secured debt facility reached an appropriate size, the secured debt facility was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time in the future as the secured debt facility nears its maximum size. This timing will depend on the level of future purchases of containers for our owned fleet.

As of June 30, 2011, we had (i) outstanding borrowings of $201.0 million under our revolving credit facility, (ii) $601.7 million outstanding under our bonds payable and (iii) $540.7 million of outstanding borrowings under our secured debt facility. We expect that we will maintain a significant amount of indebtedness on an ongoing basis.

The borrowings and related interest under our revolving credit facility are due in full on April 22, 2013, although we have the option of prepaying principal prior to that date. Payments of principal on our bonds are due monthly. Payments of principal on our secured debt facility are not scheduled to be due until June 29, 2012, although we have the option of prepaying the principal on those borrowings at any time. If we do not refinance the secured debt facility prior to June 29, 2012, we will need to make monthly principal payments. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, it could limit our ability to grow our business.

The amount of our indebtedness could have important consequences for us, including the following:

•	require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, thereby reducing funds available for operations, investments and future business opportunities and other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	reduce our ability to make acquisitions or expand our business;

•	make it more difficult for us to satisfy our debt obligations;

•

any failure to comply with our debt obligations, including financial and other restrictive covenants, could result in an event of default under the agreements governing such indebtedness, which could lead to, among other things, an acceleration of our indebtedness or foreclosure on the assets securing our indebtedness and have a material adverse effect on our business or financial condition;

•	limit our ability to borrow additional funds or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes; and

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates.

We may not generate sufficient cash flow from operations to service and repay our debt and related obligations and have sufficient funds left over to achieve or sustain profitability in our operations, meet our working capital and capital expenditure needs or compete successfully in our industry.

If we are unable to enter into interest rate swaps and caps on reasonable commercial terms or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facility and our secured debt facility and intend to use borrowings under our revolving credit facility and our secured debt facility for such funding in the future. In 2001, 2005 and June 2011, at such time as the secured debt facility reached an appropriate size, the facility was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time in the future as the secured debt facility nears its maximum size. As of June 30, 2011, we had (i) outstanding borrowings of $201.0 million under our revolving credit facility, (ii) $601.7 million outstanding under our bonds payable and (iii) $540.7 million of outstanding borrowings under our secured debt facility. All of these outstanding amounts, other than the $400,000 million in aggregate principal amount under TMCL’s Series 2011-1 Fixed Rate Asset Backed Notes, are subject to variable interest rates. We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. Our interest rate swap agreements have termination dates through December 2015. Our interest rate cap agreements have termination dates through November 2015. There can be no assurance that these interest rate caps and swaps will be available in the future, or if available, will be on terms satisfactory to us. If we are unable to obtain such interest rate caps and swaps or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2011

Textainer Group Holdings Limited

/s/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer